EXHIBIT 99.4

ASSIGNMENT AND ASSUMPTION OF CONTRACTS

THIS ASSIGNMENT AND ASSUMPTION OF CONTRACTS (“Assignment”), is made as of March 27, 2021 (the “Effective Date”), by and between FLY ALADDIN HOLDINGS LIMITED, a private company limited by shares incorporated and existing under the laws of Ireland (the “Assignor”), FLY LEASING LIMITED, a Bermuda exempted company (“FLY”), BBAM Elevate Limited Partnership, a Cayman Islands exempted limited partnership acting by its general partner, BBAM GP Co., Ltd. (the “Assignee”) and BBAM LIMITED PARTNERSHIP (the “Guarantor”) a Cayman Islands exempted limited partnership acting by its general partner, Summit Aviation Management Co., Ltd.

RECITALS:

WHEREAS, the Assignor has entered into certain contracts described on Exhibit A attached hereto (collectively, the “Assumed Contracts”);

WHEREAS, the Assignor desires to assign to the Assignee all of the Assignor’s right, title and interest in and to the Assumed Contracts and the Assignee desires to assume the Assumed Contracts and accept the assignment thereof, subject to the terms, covenants and obligations set forth herein; and

WHEREAS, in connection with the foregoing, FLY desires to waive and relinquish all rights that it may have under the Delivery Side Letter and the Purchase Commitment Letter, and shall enter into separate agreements with the relevant parties thereunder in order to the terminate such agreements, subject to the terms, covenants and obligations set forth herein (such other agreements the “Termination Agreements”).

NOW THEREFORE, in consideration of the mutual covenants and conditions herein below set forth, the Assignor, Assignee, FLY and the Guarantor agree as follows:

1.             DEFINED TERMS. The following terms, as used herein, have the following meanings:

“After-Tax Basis” means on a basis such that any payment received, deemed to have been received or receivable by any Person shall, if necessary, be supplemented by a further payment to that Person so that the sum of the two payments shall, after deduction of Taxes resulting from the receipt (actual or constructive) or accrual of such payments (after taking into account any current deduction to which such Person shall be entitled with respect to the amount that gave rise to the underlying payment), be equal to the payment received, deemed to have been received or receivable.

“Assignee Releases” shall have the meaning in Section 10(a).

“Assignor Releases” shall have the meaning in Section 10(c).

“Attorney” shall have the meaning in Section 4(b).

“Claims” shall have the meaning in Section 10(a).

“Closing Date” shall have the meaning in Section 2(a).

“Consent” shall have the meaning in Section 2(a).

“Delivery Side Letter” means the Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D) dated May 3, 2018, but having effect as between the parties as of February 28, 2018, between FLY and Incline, as amended, supplemented, or modified from time to time.

“Designee” shall have the meaning in Section 3(c).

“Effective Date” shall have the meaning in the Preamble hereto.

“FLY” shall have the meaning in the Preamble hereto.

“Governmental Authority” means any federal, state, local, foreign or international court, administrative agency or commission or other governmental agency or instrumentality (or any officer or representative thereof) of competent jurisdiction, including the European Union.

“Incline” Incline B Aviation Limited Partnership.

“Interim Period” shall have the meaning in Section 4(a).

“Liabilities” shall have the meaning in Section 11(a).

“Nomura” means Nomura Babcock & Brown Co., Ltd.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Power of Attorney” shall have the meaning in Section 4(b).

“Purchase Commitment Letter” means Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft) dated May 3, 2018, but having effect as between the parties as of 28 February 2018, between FLY and Nomura.

“Sale and Purchase Agreement” shall have the meaning in Exhibit A.

“Sale and Purchase Option Agreement” shall have the meaning in Exhibit A.

“Seller” means Asia Aviation Capital Limited.

“Seller Releases” shall have the meaning in Section 10(a).

“Tax” or “Taxes” means all fees (including documentation, license and registration fees), taxes, assessments, levies, impositions, duties, withholdings and other charges of any nature whatsoever (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, social security, employment, excise, documentary, stamp, corporation, corporation profits, advance corporation, capital duty, capital gains, capital acquisitions, wealth, vehicle registration, social insurance, and property taxes) asserted or imposed by any Governmental Authority, together with all interest, fines, penalties and additions imposed with respect to such amounts.

“Termination Agreements” shall have the meaning set forth in the recitals.

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2.             CONDITIONS PRECEDENT.

(a)         The effectiveness of Section 3 of this Assignment is conditioned upon obtaining (x) the consent of the Seller to the assignment of the Assumed Contracts contemplated herein in accordance with Section 13 of the Sale and Purchase Agreement and Section 14 of the Sale and Purchase Option Agreement, the form of such consent which is attached hereto as Exhibit B (the “Consent”) and (y) effectiveness of the Termination Agreements. Immediately upon receipt by the Assignee of an executed copy of the Consent from the Seller and the Termination Agreements (the date of such receipt is hereinafter referred to as the “Closing Date”), all actions and events contemplated by Section 3 of this Assignment shall occur automatically without any further action of any party hereto and the provisions of Section 3 of this Assignment shall be deemed to be effective as of the Effective Date.

(b)          Promptly after the Effective Date, the Assignee shall deliver a copy of the Consent to the Seller and the Assignor hereby agrees to co-operate with the Assignee as may be reasonably requested in connection with obtaining the consent of the Seller to this Assignment.

3.             ASSIGNMENT AND ASSUMPTION.

Subject to the occurrence of the Closing Date:

(a)          The Assignor hereby transfers, conveys and assigns to the Assignee all of Assignor’s right, title and interest in and to the Assumed Contracts and all rights, benefits and advantages whatsoever to be derived from the Assumed Contracts from and after the Effective Date, to hold and receive the same for the Assignee, its successors and assigns.

(b)         The Assignee hereby accepts assignment of the Assumed Contracts and hereby assumes the Assumed Contracts and agrees to perform all of the terms and conditions associated with the above assignment to the extent accrued or incurred from and after the Effective Date.

(c)         The Assignor acknowledges that at any time prior to the Closing Date, the Assignee shall have the right to nominate, by notice in writing to the Assignor, a designee to accept assignment and assumption of the Assumed Contracts from the Assignor in place of the Assignee (the “Designee”). The parties agree that any reference to the Assignee in this Assignment shall be interpreted as a reference to the Designee, as applicable, to the extent that the Assignee exercises its right to nominate a Designee in accordance with this Section 3(c).

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4.             INTERIM COVENANTS.

(a)          In the interim period between the Effective Date and the Closing Date (the “Interim Period”), the Assignor hereby agrees that the Assignee shall have the discretion to exercise any and all of the rights of the Assignor under the Assumed Contracts without the prior approval of the Assignor, and shall have the power to take any action in furtherance thereof on behalf of the Assignor pursuant to the Power of Attorney. In furtherance of, and without limiting, the foregoing, the Assignor hereby agrees that, during the Interim Period, the Assignee shall have exclusive and complete control and may take any action, in its sole discretion, with respect to the Assumed Contracts and any aviation assets acquired by the Assignor thereunder, including, without limitation, the discretion to amend, supplement, modify or terminate the Assumed Contracts. The Assignor further agrees that the Assignee shall have sole and exclusive authority with respect to the discretion to enter into any litigation or other legal proceedings against any Person in connection the Assumed Contracts.

(b)          The Assignor shall and shall cause any of its applicable affiliates, to appoint the Assignee and its affiliates, successors and assigns (the “Attorney”), as their true and lawful attorney-in-fact during the Interim Period pursuant to a form of power of attorney (the “Power of Attorney”) required the Assignee to negotiate, approve, settle the terms of, agree, make, sign, execute (whether under hand or seal) and deliver all deeds, agreements, documents, commitments, arrangements, instruments, applications, oaths, affidavits, declarations, notices, confirmations, certificates, approvals, acceptances, deliveries and to do all other acts, matters and things whatsoever which are in each case necessary or desirable for the Attorney to do for and on behalf of the Assignor in connection with the exercise by the Assignee of the rights of the Assignor under the Assumed Contracts and in order to effectuate any action or undertaking in connection with this Section 4.

(c)          The Assignor and each of its affiliates acknowledge and agree that, notwithstanding any other provision of this Assignment and other than with respect to obtaining the Consent, without the consent of the Assignee, neither the Assignor, nor any of its affiliates shall contact directly or indirectly or otherwise have any direct or indirect dealings with the Seller, AirAsia Berhad or any of their affiliates with respect to the Assumed Contracts. The Assignor and each of its affiliates acknowledge and agree that all communications with the Seller and AirAsia Berhad or any of their affiliates with respect to the Assumed Contracts shall be made through the Assignee or its designee.

(d)          Notwithstanding anything to the contrary herein, no action taken by the Assignee during the Interim Period may change or increase the obligations of Assignor under the Assumed Contracts. From and after the date of this Agreement, Assignee and FLY will take all commercially reasonable efforts to ensure that Assignor is not be required to fund any capital commitments under the Assumed Contracts.

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5.             REPRESENTATIONS AND WARRANTIES OF THE ASSIGNOR. The Assignor hereby represents and warrants to the Assignee as of the Effective Date and as of the Closing Date as follows:

(a)          the Assignor is duly formed, validly existing and in good standing under the laws of the country of its organization;

(b)          other than the requirement to obtain the consent of the Seller to the assignment contemplated herein, the Assignor possesses all requisite power and authority to execute and deliver this Assignment and to consummate the transactions contemplated in this Assignment; and

(c)          no bankruptcy, insolvency, reorganization or similar action or proceeding, whether voluntary or involuntary, is pending, or to the Assignor’s knowledge threatened, against the Assignor.

6.             REPRESENTATIONS AND WARRANTIES OF FLY. FLY hereby represents and warrants to the Assignee as of the Effective Date and as of the Closing Date as follows:

(a)          FLY is duly formed, validly existing and in good standing under the laws of the country of its organization;

(b)          FLY possesses all requisite power and authority to execute and deliver this Assignment and to consummate the transactions contemplated in this Assignment; and

(c)          no bankruptcy, insolvency, reorganization or similar action or proceeding, whether voluntary or involuntary, is pending, or to FLY’s knowledge threatened, against FLY.

7.             REPRESENTATIONS AND WARRANTIES OF THE ASSIGNEE. The Assignee hereby represents and warrants to the Assignor as of the date hereof and as of the Effective Date and as of the Closing Date as follows:

(a)          The Assignee is duly formed, validly existing and in good standing under the laws of the country of its organization;

(b)          The Assignee possesses all requisite power and authority to execute and deliver this Assignment and to consummate the transactions contemplated in this Assignment; and

(c)          No bankruptcy, insolvency, reorganization or similar action or proceeding, whether voluntary or involuntary, is pending, or to the Assignee’s knowledge threatened, against the Assignee.

8.             REPRESENTATIONS AND WARRANTIES OF THE GUARANTOR. The Guarantor hereby represents and warrants to the Assignor as of the date hereof and as of the Effective Date and as of the Closing Date as follows:

(a)          The Guarantor is duly formed, validly existing and in good standing under the laws of the country of its organization;

(b)          The Guarantor possesses all requisite power and authority to execute and deliver this Assignment and to consummate the transactions contemplated in this Assignment and the Guaranty; and

(c)          No bankruptcy, insolvency, reorganization or similar action or proceeding, whether voluntary or involuntary, is pending, or to the Guarantor’s knowledge threatened, against the Guarantor.

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9.             FURTHER ASSURANCES. The Assignor hereby covenants that it will promptly execute any documents and take such additional actions as the Assignee or its successors and assigns may reasonably require from time to time for the purpose of giving effect to this Assignment.

10.           WAIVER AND RELEASE.

(a)          The Assignor hereby acknowledges and agrees that the Assignee and its parents, subsidiaries, divisions, affiliates, shareholders, officers, directors, agents, employees, successors and assigns (the “Assignee Releases” and individually, an “Assignee Release”) and the Seller and its parents, subsidiaries, divisions, affiliates, shareholders, officers, directors, agents, employees, successors and assigns (the “Seller Releases” and individually, a “Seller Release”) shall have no fiduciary relationship with, or fiduciary duty to, the Assignor or any of its affiliates, agents or representatives in connection with any action or inaction undertaken by any Assignee Release or Seller Release under the Assumed Contracts, and waives, releases, forever discharges and holds harmless the Assignee Releases and Seller Releases from any and all rights, causes of action, claims or demands (“Claims”) directly or indirectly arising out of, in connection with, or related to the Assignee’s and/or the Seller’s, as applicable, performance of its duties under the Assumed Contracts, whether express or implied, known or unknown, which the Assignor or any of its respective affiliates, agents or representatives may have against the Assignee Releases and the Seller Releases, arising from actions before the Effective Date; except to the extent that any losses arising from any such Claim are finally adjudicated to have resulted directly from any Assignee Release’s fraud, deceit, gross negligence or willful misconduct in connection with the Assumed Contracts.

(b)          FLY hereby consents to the termination of the Delivery Side Letter and Purchase Commitment Letter as of the Effective Date and hereby acknowledges and agrees that the Assignee Releases shall have no fiduciary relationship with, or fiduciary duty to, FLY or any of its respective affiliates, agents or representatives in connection with any action or inaction undertaken by any Assignee Releases under the Delivery Side Letter and the Purchase Commitment Letter, and waives, releases, forever discharges and holds harmless the Assignee Releases from any and all Claims directly or indirectly arising out of, in connection with, or related to the Assignee Releases’ performance of their duties under the Delivery Side Letter and the Purchase Commitment Letter, whether express or implied, known or unknown, which FLY or any of its respective affiliates, agents or representatives may have against the Assignee Releases, whether arising from actions before or after the Effective Date; except to the extent that any losses arising from such Claim are finally adjudicated to have resulted directly from any Assignee Release’s fraud, deceit, gross negligence or willful misconduct in connection with the Assumed Contracts.

(c)          The Assignee hereby acknowledges and agrees that the Assignor, FLY and their respective parents, subsidiaries, divisions, affiliates, shareholders, officers, directors, agents, employees, successors and assigns (collectively, the “Assignor Releases” and individually, an “Assignor Release”) shall have no fiduciary relationship with, or fiduciary duty to, the Assignor or any of its respective affiliates, agents or representatives in connection with any action or inaction undertaken by the Assignor Releases under the Assumed Contracts, and waives, releases, forever discharges and holds harmless the Assignor Releases from any and all any and all Claims directly or indirectly arising out of, in connection with, or related to the Assumed Contracts, whether express or implied, known or unknown, which the Assignee or any of its respective affiliates, agents or representatives may have against the Assignor Releases, arising on or after the Effective Date; except to the extent that any losses arising from such Claim are finally adjudicated to have resulted directly from any Assignor Releases’ fraud, deceit, gross negligence or willful misconduct in connection with the Assumed Contracts or Assignor Releases’ breach of this Assignment.

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11.           INDEMNIFICATION.

(a)       The Assignor hereby indemnifies on an After-Tax Basis and agrees to hold harmless each of the Assignee Releases from and against any and all liabilities, claims, demands, obligations, assessments, losses, costs, damages and expenses of any nature whatsoever (including, but without limiting the generality of the foregoing, attorneys’ fees and court costs) (“Liabilities”) which an Assignee Release may incur, sustain or suffer or which may be asserted or charged against an Assignee Release, arising out of, pertaining to or in any way connected with the Assumed Contracts arising before the Effective Date; except to the extent that any losses arising from such Liabilities are finally adjudicated to have resulted directly from an Assignee Release’s fraud, deceit, gross negligence or willful misconduct in connection with the Assumed Contracts.

(b)       The Assignee hereby indemnifies on an After-Tax Basis and agrees to hold harmless the Assignor Releases from and against any and all liabilities, claims, demands, obligations, assessments, losses, costs, damages and expenses of any nature whatsoever (including, but without limiting the generality of the foregoing, attorneys’ fees and court costs) which an Assignor Release may incur, sustain or suffer or which may be asserted or charged against such Assignor Release, arising out of, pertaining to or in any way connected with the Assumed Contracts arising on or after the Effective Date, including, without limitation, any payable obligation under the Assumed Contracts which arose prior to, and remains unpaid as of, the Effective Date and all payment obligations under the Assumed Contracts which arise on or after the Effective Date; except to the extent that any losses arising from such Liabilities are finally adjudicated to have resulted directly from the an Assignor Release’s fraud, deceit, gross negligence or willful misconduct in connection with the Assumed Contracts or an Assignor Release’s breach of this Assignment.

12.           GUARANTY.

(a)         The Guarantor hereby acknowledges that it is fully aware of the terms and conditions of this Assignment, including this Section 12 (this “Guaranty”), and does hereby irrevocably, fully and unconditionally guarantee, as primary obligor and not merely as surety, to the Assignor Releases, irrespective of the validity and enforceability of this Assignment, the prompt payment and performance, when and as the same shall become due and payable, whether at the stated payment date thereof or otherwise, of all of the Assignee’s obligations under this Assignment (such obligations hereinafter referred to, individually, as a “Guaranteed Obligation” and, collectively, as the “Guaranteed Obligations”). The Guarantor hereby agrees that in the event that the Assignee fails to pay or perform any Guaranteed Obligation when due for any reason (including, without limitation, the liquidation, dissolution, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of, or other similar proceedings affecting the status, existence, assets or obligations of, Assignee), the Guarantor shall pay or cause to be paid within ten (10) business days, or perform or cause to be performed, upon the receipt of notice from FLY stating that such Guaranteed Obligation was not paid or performed when due and the amount of such Guaranteed Obligation.

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(b)          The liability of the Guarantor under this Section 12 shall be irrevocable, absolute and unconditional, and the Guarantor hereby irrevocably waives any defenses (other than payment and performance in full of the Guaranteed Obligations) it may not have or hereafter acquire in any way relating to, without limitation, any or all of the following:

i.	any law of validity or enforceability of any Assumed Contract or this Assignment or any agreement or instrument relating thereto;

ii.	any change in the time, manner or place of payment, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver or any consent to departure from any Assumed Contract;

iii.	any change, restructuring or termination of the corporate structure or existence of Assignee; or

iv.	any other circumstance or any existence of or reliance on any representation by Assignor or FLY that might otherwise constitute a defense available to, or a discharge of, the Guarantor other than satisfaction in full of the Guaranteed Obligations.

(c)          This Guaranty is an absolute, present and continuing guarantee of payment and performance and not of collectability and is in no way conditional or contingent upon any attempt to collect from Assignee any unpaid amounts due or otherwise to enforce performance by Assignee. The Guarantor specifically agrees, to the fullest extent permitted by law, that, other than the request for payment and notice provided for in Section 12(a), it shall not be necessary or required, and that the Guarantor shall not be entitled to require that an Assignor Release (i) file suit or proceed to obtain or assert a claim for personal judgment against Assignee for the Guaranteed Obligations, or (ii) make any effort at collection of the Guaranteed Obligations from Assignee, or (iii) file suite or proceed to obtain or assert a claim for personal judgment against any other person liable for the Guaranteed Obligations, or make any effort at collection of the Guaranteed Obligations from such other person, or exercise or assert any other right or remedy to which an Assignor Release is or may be entitled in connection with the Guaranteed Obligations, (or (iv) assert or file any claim against the assets of Assignee or any other person liable for the Guaranteed Obligations, or any part thereof, before or as a condition of enforcing the liability of the Guarantor under this Guaranty or requiring payment of said Guaranteed Obligations by the Guarantor hereunder, or at any time thereafter.

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(d)          Once all of the Guaranteed Obligations have been unconditionally and irrevocably satisfied in full and the Guarantor does not have any further actual or contingent liabilities hereunder, the liability of the Guarantor under this Section 12 shall automatically and immediately terminate and all of the Guarantor’s obligations under this Section 12 shall be irrevocably and unconditionally released and discharged.

13.           SUCCESSORS. This Assignment will inure to the benefit of and be binding upon the parties and their successors and assigns, respectively.

14.           GOVERNING LAW. This Assignment, and all matters arising out of or relating to this Assignment (whether in contract or tort), shall governed by, and shall be construed in accordance with, the laws of the State of New York, without regard to conflict of law principles.

15.           COUNTERPARTS. This Assignment may be executed and delivered by the parties in one or more counterparts, each of which will be an original, and each of which may be delivered by facsimile, e-mail or other functionally equivalent electronic means of transmission, and those counterparts will together constitute one and the same instrument.

               IN WITNESS WHEREOF, the Assignor, Assignee, FLY and Guarantor have executed this Assignment as of the day and year first above written.

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SIGNATURE APPEARS ON THE FOLLOWING PAGE.]

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ASSIGNOR:

FLY ALADDIN HOLDINGS LIMITED

By:	/s/ Colm Barrington

FLY:

FLY LEASING LIMITED

By:	/s/ Colm Barrington

ASSIGNEE:

BBAM ELEVATE LIMITED PARTNERSHIP
By: BBAM GP Co., Ltd. its general partner

By:	/s/ Vince Cannon
Vince Cannon, Director

GUARANTOR:

BBAM LIMITED PARTNERSHIP
By: Summit Aviation Management Co., Ltd., its general partner

By:	/s/ Vince Cannon
Vince Cannon, Director

EXHIBIT A
ASSUMED CONTRACTS

1.	Aircraft Sale and Purchase Agreement in respect of eleven (11) new Airbus A320-200 neo aircraft, thirteen (13) new Airbus A321-200 neo aircraft and three (3) new Airbus A320-200 ceo dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad as supplemented by the Accession Deed dated May 14, 2018 executed by AirAsia Berhad (the “Sale and Purchase Agreement”)

2.	Aircraft Sale and Purchase Option Agreement in respect of new Airbus A320-200 neo aircraft and new Airbus A321-200 neo aircraft dated April 26, 2018, but having effect as between the parties as of February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad together with the Purchase Option Notice dated August 12, 2019 from Fly Aladdin Holdings Limited to Asia Aviation Capital Limited in respect of eight (8) aircraft (the “Sale and Purchase Option Agreement”)

3.	Any and all side letters (excluding the Delivery Side Letter and Purchase Commitment Letter), amendments, supplements or any other agreements between the Assignor and Seller in connection with the Sale and Purchase Agreement and the Sale and Purchase Option Agreement.

EXHIBIT B

CONSENT

CONSENT TO ASSIGNMENT

WHEREAS, FLY Aladdin Holdings Limited, a private company limited by shares incorporated and existing under the laws of Ireland (the “Assignor”), wishes to assign all of its right, title and interest in and to the contracts described on Exhibit A hereto (the “Assumed Contracts”) to BBAM Elevate Limited Partnership, a Cayman Islands exempted limited partnership (the “Assignee”), upon the terms and conditions set forth in the Assignment and Assumption of Contracts between the Assignor and the Assignee dated March 27, 2021 (the “Effective Date”), in substantially the form attached as Exhibit B hereto (the “Assignment”);

WHEREAS, pursuant to Section 13.1 of the Sale and Purchase Agreement (as defined in Exhibit A), Section 14.1 of the Sale and Purchase Option Agreement (as defined in Exhibit A) and the applicable section(s) of any and all Supplemental Agreements (as defined in Exhibit A), Asia Aviation Capital Limited’s (“Asia Aviation”) prior written consent is required with respect to the Assignment;

WHEREAS, concurrently with the execution and delivery of the Assignment, Carlyle Aviation Elevate Ltd., Carlyle Aviation Elevate Merger Subsidiary Ltd. (“Merger Sub”), and Fly Leasing Limited (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company in the merger (the “Merger”); and

WHEREAS, upon closing of the Merger, each shareholder of the Company (including, but not limited to, AirAsia Group Berhad), will receive a portion of the Merger Consideration (as defined in the Merger Agreement) in respect of their shares in the Company.

NOW, THEREFORE, Asia Aviation agrees to the terms set forth in this Consent to Assignment.

Consent

Conditioned on the closing of the Merger, Asia Aviation hereby consents to:

(i)          the assignment of the Assumed Contracts from the Assignor to the Assignee in accordance with the terms of the Assignment; and

(ii)         the Assignee transferring its rights and obligations under the Assignment and the Assumed Contract to any Purchaser Nominee as defined in the Sale and Purchase Agreement.

[REMAINDER OF PAGE INTENTIONALLY BLANK.
SIGNATURE APPEARS ON THE FOLLOWING PAGE.]

ASIA AVIATION CAPITAL LIMITED

By:
Name:
Title:

Dated:	, 2021

EXHIBIT A

ASSUMED CONTRACTS

1.	Aircraft Sale and Purchase Agreement in respect of eleven (11) new Airbus A320-200 neo aircraft, thirteen (13) new Airbus A321-200 neo aircraft and three (3) new Airbus A320-200 ceo dated February 28, 2018, between Asia Aviation, the Assignor and AirAsia Berhad as supplemented by the Accession Deed dated May 14, 2018 executed by AirAsia Berhad (the “Sale and Purchase Agreement”);

2.	Aircraft Sale and Purchase Option Agreement in respect of new Airbus A320-200 neo aircraft and new Airbus A321-200 neo aircraft dated April 26, 2018, but having effect as between the parties as of February 28, 2018, between Asia Aviation, the Assignor and AirAsia Berhad together with the Purchase Option Notice dated August 12, 2019 from the Assignor to Asia Aviation in respect of eight (8) aircraft (the “Sale and Purchase Option Agreement”); and

3.

Any and all side letters, amendments, supplements or any other agreements between the Assignor and Seller in connection with the Sale and Purchase Agreement and the Sale and Purchase Option Agreement (the “Supplemental Agreements”).

EXHIBIT B

ASSIGNMENT AND
ASSUMPTION AGREEMENT OF
CONTRACTS